Exhibit A

TERM SHEET

This Term Sheet (the “Term Sheet”) sets out the general terms and conditions of the proposed acquisition by Rio Tinto plc, through its wholly owned subsidiary, Rio Tinto International Holdings Limited, of all of the issued and outstanding common shares of Turquoise Hill Resources Ltd. (“Common Shares”) that Rio Tinto does not own by way of a plan of arrangement (the “Transaction”).

ACQUIROR:	Rio Tinto plc (“Rio Tinto”) through its wholly-owned subsidiary, Rio Tinto International Holdings Limited (“RTIHL”)

TARGET:	Turquoise Hill Resources Ltd. (“Turquoise Hill”)

TRANSACTION:

Rio Tinto will acquire all of the issued and outstanding Common Shares that it does not own for consideration of C$43 per Common Share (the “Consideration”).

The Transaction will proceed by way of a plan of arrangement under the Business Corporations Act (Yukon) (the “Arrangement”) and will be subject to customary closing conditions, including approval by shareholders of Turquoise Hill as follows:

1.  Approval by 66 2/3% of the votes cast at the Turquoise Hill shareholder meeting; and

2.  Approval by a majority of the votes cast at the Turquoise Hill shareholder meeting by minority shareholders.

The Board of Directors of Turquoise Hill (“Board”) (excluding Rio Tinto’s two nominees), acting on the recommendation of the Special Committee of the Board (the “Special Committee”), will make a unanimous recommendation that minority shareholders vote in favour of the Transaction and include such recommendation in the joint press release announcing the execution of the Arrangement Agreement.

HOA AMENDMENTS:

Concurrently with entering into the Arrangement Agreement, the Parties agree to amend the Amended and Restated Heads of Agreement dated 18 May 2022 (the “HoA”) as follows (all capitalized terms have the meanings ascribed to such term under the HoA):

1.  to increase the US$400 million Early Advance agreed to in May to US$650 million, with the conditions precedent to the Early Advance being deemed to have been satisfied (other than paragraphs 4 to 7 of Schedule “C” of the HoA), provided that if, on 14 February 2023, it is anticipated that the funding shortfall, if any, for Turquoise Hill and its subsidiaries for March 2023 will exceed the amount remaining available under the Early Advance (after allowing for the need for cash reserves for working capital purposes of US$200 million in the aggregate but not taking into account the Advance), the parties shall in good faith discuss increasing the Early Advance by the lesser of such funding shortfall and US$100 million;

2.  increase the minimum amount of the Initial Equity Offering to the greater of US$650 million and the amount drawn under the Early Advance;

3.  to extend the date by which the Initial Equity Offering must be conducted to 31 March 2023 but subject to a day for day extension if the shareholder vote on the Transaction is held after October 25, but subject to an outside date of 31 May 2023, if the delay is either at the request of Rio Tinto, due to delays outside of the control of Turquoise Hill (such as regulatory review), or otherwise not attributable to Turquoise Hill failing to have prepared a meeting circular by September 30. The maturity date for repayment of the Early Advance will be extended on an equivalent basis but will be repayable at the time of the Initial Equity Offering raise if this is earlier;

4.  should Turquoise Hill’s obligation to satisfy the December 2022 principal repayment under the Oyu Tolgoi project finance facility arise following the execution of the Arrangement Agreement for the Transaction, Rio Tinto will ensure the US$362 million will be made available to Turquoise Hill to satisfy such repayment obligation on the same terms as the Early Advance; and

5.  Rio Tinto shall provide its commitment to Turquoise Hill to participate pro rata in the Initial Equity Offering, subject to the pre-conditions contained in Schedule “C” of the HoA and payment by Turquoise Hill to Rio Tinto of a commitment fee equal 0.5% of the aggregate amount of Rio Tinto’s participation at the time of closing of the Initial Equity Offering.

The HOA amendments will be subject to Turquoise Hill complying in all material respects with its covenants under the Arrangement Agreement.

An amended and restated HOA will be executed concurrently with the Arrangement Agreement.

TRANSACTION DOCUMENTS:

The acceptance of this Term Sheet will be followed by the good faith negotiation of definitive documentation including:

1.  a definitive arrangement agreement (the “Arrangement Agreement”) which will contain, among other things, representations, warranties, covenants and such other terms and conditions as are customary for a transaction of this nature including without limitation, a unanimous recommendation by the Board (excluding Rio Tinto’s two nominees), acting on the recommendation of the Special Committee, that minority shareholders vote in favour of the Transaction;

2.  an amended HOA which will contain the amendments contemplated above (the “Amended HOA”); and

3.  voting support agreements (the “Voting Support Agreements”) pursuant to which each of officers and directors of Turquoise Hill will agree to vote their Common Shares in favour of the Transaction.

All documentation shall be in form and content satisfactory to each of the parties and their respective counsel, acting reasonably. The Arrangement Agreement, Amended HoA and Voting Support Agreements (collectively, the “Transaction Documents”) shall also contain such other terms, conditions and agreements to which the parties hereto may reasonably request and agree in order to complete the Transaction.

The Arrangement Agreement, Amended HOA and the Voting Support Agreements will be entered into concurrently.

NO EQUITY:	Pending execution of the Transaction Documents, Turquoise Hill agrees that it will not raise any additional equity capital, including through a rights offering, bought deal or other share or convertible security placement.

CONDITIONS:

The entering into of the Arrangement Agreement and Amended HoA are subject to the following conditions:

1.  finalisation of acceptable Transaction Documents by the Parties;

2.  receipt of executed acceptable Voting Support Agreements from each of the directors and officers of Turquoise Hill; and

3.  the approval of the Boards of Directors of each of the Parties and the unanimous recommendation of the Board (excluding the two Rio Tinto nominees), acting on the recommendation of the Special Committee of the Board, that minority shareholders vote in favour of the Transaction.

TIMING FOR TRANSACTION:	The Parties acknowledge the liquidity needs of Turquoise Hill and agree that they will use their commercially reasonable efforts to complete the Transaction as expeditiously as reasonably possible.

DISCLOSURE OF TERM SHEET:

No disclosure or announcement, public or otherwise, in respect of this Term Sheet or the transactions contemplated herein will be made by any party without the prior approval of the other party hereto as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other party, such disclosure as its counsel advises is required by applicable law or the rules and policies of any applicable stock exchange.

Each party agrees to issue a press release disclosing the execution of this Term Sheet in a form to be agreed by the other Party, including a statement regarding the Special Committee’s unanimous approval of entering into this Term Sheet.

TIME OF ESSENCE:	Following execution of the Arrangement Agreement, each of Rio Tinto and Turquoise Hill shall use commercially reasonable efforts to pursue all matters necessary to complete the Transaction, including, where necessary, seeking necessary shareholder approvals and to solicit proxies in favour of the Transaction.

BINDING NATURE OF TERM SHEET:	In consideration of the mutual undertakings of the parties to this Term Sheet and for good and valuable consideration (the receipt and sufficiency of which is acknowledged by each signatory hereto), upon execution by the Turquoise Hill indicating its acceptance hereof, this Term Sheet and each provision hereof shall constitute a legally binding and enforceable agreement of Rio Tinto and Turquoise Hill. Each such party shall do or cause to be done all such acts and things as are reasonably necessary to implement the Transaction contemplated by this Term Sheet.

TERMINATION:

This Term Sheet shall terminate with the parties having no obligations to each other on the day on which the earliest of the following events occurs:

a.   the parties entering into the Arrangement Agreement;

b.  written agreement of all parties to terminate this Term Sheet; or

c.   5:00 p.m. (Toronto time) on 12 September 2022, if the Arrangement Agreement has not been entered into on such date, or such other date as may be agreed in writing by the Parties, acting reasonably, provided that the term sheet shall not terminate automatically on 12 September 2022 if there is a delay in execution of the Arrangement Agreement as a result of third party actions or a delay in the delivery of the oral fairness opinion or valuation by Turquoise Hill’s financial advisors.

GOVERNING LAW:	This Term Sheet will be construed in all respects under and be subject to the laws of the Province of British Columbia and the federal laws of Canada applicable therein which are applicable to agreements entered into and performed within the Province of British Columbia.

This Term Sheet may be executed in counterpart and evidenced by e-mail or other electronic copy thereof and all such counterpart execution or electronic copies shall constitute one document.

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In witness whereof Rio Tinto, RTIHL and Turquoise Hill have executed this Term Sheet effective as of 31 August 2022 .

RIO TINTO PLC

Per:	/s/ Jakob Stausholm
Name: Jakob Stausholm
Title: Chief Executive - Rio Tinto

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

Per:	/s/ Steve Allen
Name: Steve Allen
Title: Director

TURQUOISE HILL RESOURCES LTD.

Per:	/s/ Maryse Saint-Laurent
Name: Maryse Saint-Laurent
Title: Director